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Visant
357 Main Street
Armonk, New York 10504
(914) 595-8200

May 15, 2006
    Re:
    Visant Corporation
    Registration Statement on Form S-1
    File No. 333-126002

      Visant Holding Corp.
      Registration Statement on Form S-4
      File No. 333-112055

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

        On behalf of Visant Holding Corp., Visant Corporation and the additional registrants listed in the above-referenced Registration Statements (collectively, the "Registrants") and pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of Registration Statements No. 333-126002 and 333-112055, referenced above, be accelerated so that these Registration Statements may become effective by 11:00 a.m. Eastern Time on May 16, 2006, or as soon thereafter as practicable.

        On behalf of the Registrants, we acknowledge that:

  •
  should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

  •
  the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statements effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and

  •
  the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We request that we be notified of such effectiveness by telephone call to Bret Ganis of Simpson Thacher & Bartlett LLP at (212) 455-2411.

Very truly yours,
/s/ MARIE D. HLAVATY Marie D. Hlavaty Vice President and General Counsel

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Visant 357 Main Street Armonk, New York 10504 (914) 595-8200